EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Six Months Ended
	June 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Income Before Income Taxes, Extraordinary Items
and Cumulative Effect of Accounting Changes*	$4,102	$2,698	$5,267	6,623	$7,751	$8,685	$9,984
Add: Interest Expense	936	702	1,456	1,023	1,191	1,382	1,599
Dividends on Preferred Securities	1	16	31	24	22	24	57
1/3 Rental Expense	144	77	157	160	140	195	266

Adjusted Earnings	$5,183	$3,493	$6,911	7,830	$9,104	$10,286	$11,906

Total Interest Charges	$967	$717	$1,492	1,054	$1,228	$1,440	$1,718
Dividends on Preferred Securities	1	16	31	24	22	24	57
1/3 Rental Expense	144	77	157	160	140	195	266

Adjusted Fixed Charges	$1,112	$810	$1,680	1,238	$1,390	$1,659	$2,041

Ratio of Earnings to Fixed Charges	4.66	4.31	4.11	6.32	6.55	6.20	5.83

*All periods presented exclude undistributed earnings on investments accounted for under the equity method as well as “Income From Discontinued Operations, net of tax” in our Consolidated Statements of Income, which was from the sale of our interest in the directory advertising business in Illinois and northwest Indiana.